

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 26, 2008

Susan M. Ivey
Chief Executive Officer
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

      **Re: Reynolds American Inc.
            File Number: 001-32258
            Form 10-K for the fiscal year ended December 31, 2006**

Dear Ms. Ivey:

We have completed our legal review of your Form 10-K for the fiscal year December 31, 2006 and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3314 with any other questions.

                       Sincerely,

                       Daniel Morris
                       Attorney-Advisor